February 11, 2009
BB&T Capital Markets 24th Annual Transportation
Services Conference

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’
‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.
 Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2007
 Management considers EBITDA to be a meaningful indicator of operating performance and uses it as a measure to assess the operating performance of the Company’s business. EBITDA provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. EBITDA should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles (“GAAP”).
EBITDA excludes components that are significant in understanding and assessing our results of operations and cash flows. In addition,
EBITDA is not a term defined by GAAP and as a result our measure of EBITDA might not be comparable to similarly titled measures used by other companies. The Company believes that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, the Company has included references to EBITDA in this presentation.
Forward Looking Statements & EBITDA

River Business
“UABL”
Offshore Supply
Business
“UP Offshore”
Ocean Business
“Ultrapetrol”
100%
100%
94.45%
» 591 barges -> over 1.0
million dwt static capacity
»  29 pushboats & one
under construction
»  Over 40% market share
»  Estimated approximately 4.3
million tons loaded in 2008
» 5 large PSVs in operation
-> 4,200 m² deck capacity
» 7 large PSVs under
construction with deliveries
between 2Q 09 and 4Q 10 ->
to add 6,240 m² deck
capacity
» Consolidated in Brazilian
& North Sea markets
»  4 Capesize / OBO
vessels -> 634,742 dwt
»  5 Small / Handysize
product tankers ->
109,787 dwt

4Q 08 vs. 4Q 07 Conceptual Highlights:
» Significant increase in Capesize fleet contribution due to higher rates locked through FFAs
» Lower River Business results due to low water levels and financial crisis in 4Q 08
(1) Adjusted EBITDA = EBITDA adjusted for Non cash gains / losses on FFAs
(1)
Significantly Improving Results
Adjusted EBITDA & Revenues
101.2
76.7
299.5
221.7
0
50
100
150
200
250
300
350
2007
LTM Sep 08
Adjusted EBITDA
Revenues

Strong Liquidity & Conservative Financing
Financial Debt contracted during 2008
» June 24: DVB / Natixis -> 12 year facility of US$ 93.6 million to finance Indian PSVs construction; first installment due 1Q 2010
» September 15: International Finance Corporation (IFC) -> 12 year facility of US$ 60.0 million to finance River
Business Investment Plan; first installment due 2Q 2012
» November 28: OPEC Fund for International Development (OFID) -> 12 year facility of US$ 15.0 million to finance River Business Investment Plan; first installment due 2Q 2012
Ultrapetrol's Cash & Cash Equivalents
30.5
106.7
107.4
42.0
0
20
40
60
80
100
120
1Q 08
2Q 08
3Q 08
4Q 08 Est.

River Business

Long Term Fundamentals Remain Attractive
» Soybean Production in Paraguay has grown significantly
for the last decade in line with the expansion of seeded
area -> Important extensions of land still available for
further growth
» 2009 soybean volumes will suffer a negative impact due
to droughts:
• 2008 Paraguayan crop reached 6.8 million tons
• Current estimates for 2009 are 4.0 million tons -> 2.8
million tons reduction due to droughts
• Some compensation from carry over of 2008 beginning
2009 -> potentially 1.0 million tons; total negative impact in volumes = 1.8 million tons
• Basis a 40% share of volumes in Hidrovia -> 0.7 million
tons reduction in volumes for Ultrapetrol
• Average freight rate of US$ 24 / ton and 20% EBITDA
margin -> US$ 3.4 million negative impact of droughts for
Ultrapetrol in 2009
• In the absence of droughts, Paraguayan crop in 2009
would have been significantly higher -> For 2010, if seeded
area reaches 3.0 million hectares, production should be
around 7.7 million tons
» Iron ore growth prospects under review -> uncertainty
due to international crisis
Estimate approximately 4.3 million
tons loaded in 2008
Source: USDA
9%
11%
17%
63%
Soybeans & By-
Products
Iron Ore
Petroleum
Products
Other
Paraguayan Soybean Seeded Area & Production
2.8
2.6
1.2
4.0
6.8
2.9
0
1
2
3
4
5
6
7
8
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
Seeded Area
Production

Large Capacity Renewal Required in the Medium term
269
289
607
235
(1) Rotterdam’s average price differential for January 2009 as per Bunkerworld.com
» Hidrovia fleet is old and will require a large replacement in the next 5 years
» Out of 607 barges that would require renewal in the next 5 years (96 ours included in bottom replacement program conducted over the last 4 years) 511 belong to competitors
» In current financial environment it is unlikely that smaller companies may obtain financing for fleet renewal
» Ultrapetrol new yard is unique in its kind in South America -> will build Jumbo barges (2,500 dwt.) for nearly 40% less than alternative cost
Re-engining & Re-powering Program
» In line with strategy of growing through efficiency gains
 • Additional 24,200 BHP of pushing capacity -> Reduces pushboat’s fixed costs / dwt
 • US$ 200(1) price differential -> Reduces fuel costs (Re-engining Program planned with US$ 180 price differential)
 • Increases navigation speed -> Reduces round trip duration
» Efficiencies partially proven in 2008 -> Our two largest pushboats of 7,200 BHP carry approximately 30% more tons and nearly 25% faster than our 5,400 BHP class
52
Estimated Age Profile of Hidrovia
Fleet in 5 years
0
200
400
600
800
0-10
20-10
20-30
30-35
+35
Age

Offshore Supply Business

(1) Assumes 1.7 PSVs required per ordered rig
Source: Stewarts Offshore / ODS - Petrodata
Source: Company estimates based on industry sources
2009 - 2011+ PSVs shortfall = 156
» Scheduled deliveries slightly reduced under
current conditions:
» Industry generally expects jackup - shallow water activity to be affected the most by low spot prices
» Petrobras announced revised 5-yr CAPEX (Jan-09): US$ 175 Bn basis WTI @ US$ 42 / bbl
 ▪ represents 55% increase from prior 5-yr CAPEX made public in 2008
 ▪ US$ 48 Bn to go to new projects, of which US$ 28 Bn are “pre-salt” ultra deep water drilling
» 2008 discoveries (Tupí, Guará, etc.) scheduled to start operations in 2012-13 -> estimated additional 1.8mm bbls / day production
» Brazil nearly doubled its oil reserves during 2008
» Petrobras expected to double its OSV chartered fleet by 2012 to service new rigs’ needs
» Our fleet particularly suited for deep water drilling
Prospects on the Offshore Supply Business Remain Attractive
Year
2009
2010
2011+
Rigs on order (cumul.)
66
120
171
Required PSVs (cumul.)
112
204
291
PSVs on order (cumul.)
86
121
135
135
121
86
291
204
112
0
50
100
150
200
250
300
350
2009
2010
2011+
PSVs on order (cumul.)
Required PSVs (cumul.)

GBP / Day
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
$ / Day
$ / Day

Source: Seabrokers
2006 - 2008 North Sea spot rates
UP North Sea Fleet Daily Average Time Charter(2)
UP Brazil Fleet Daily Average Time Charter(2)
(1) Source: Seabrokers
(2) Source: Company calculations / data
(3) Includes income related to delay and loss of hire insurances - basis calendar days
(3)
» Our new PSV, UP Rubi, to be delivered in Brazil
beginning 2Q 09 on a 4-year Time Charter @ US$ 34,000
Prospects on the Offshore Supply Business Remain Attractive
17,777
9,262
23,455
35,900
34,578
29,600
34,604
0
10,000
20,000
30,000
40,000
2006
2007
2008
30,487
29,700
28,278
27,818
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
4Q 07
FY 07
4Q 08
FY 08 E
23,407
22,446
22,289
23,650
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
4Q 07
FY 07
4Q 08
FY 08 E

Ocean Business

Ocean Business - Two Fleets
Current Capesize Forward Curve(1) vs. FFA Coverage
» Forward Freight Agreements provide better coverage
than physical charters
» Limited counterparty risk:
 • 64% of outstanding FFAs as of December 31,
 2008 contracted over the counter with Bunge
 S.A.
 • 16% with Cetragpa SNC a subsidiary of Louis
 Dreyfus (also over the counter)
 • Balance covered mainly through LCH (clearing
 house) and has margin requirements
(1) Baltic Exchange Forward Assessment as of February 9, 2009
Capesize / OBO Fleet
Product Tankers Fleet
» As of December 31, 2008, 73% of 2009 (basis 4 ships) and 46%
of 2010 (basis 3 ships) Capesize operating days were covered trough FFAs at the following rates (assuming discount of 25%
of index values):
» Local demand for capacity is very stable
» Reduced exposure to the spot market -> long term charters with major international oil companies
33,063
38,406
39,000
41,938
29,865
83,000
81,792
81,792
81,709
76,000
0
20,000
40,000
60,000
80,000
100,000
1Q 09
2Q 09
3Q 09
4Q 09
FY 10
Current Forward Curve
Ultrapetrol's Coverage

Capesize Fleet Outlook - Gross Profit Contribution
3 Ships
3.1 Ships
4 Ships
4 Ships
3 Ships
(1) Assumes a 25% discount for our vessels from the futures market index’s theoretical vessel and uses the future settlement assessments as published by Baltic Exchange on February 9, 2009 to value all “Non-
 Covered” available days in 2009 and 2010 (days on calendar year less number of UP Equivalent days sold on FFAs)
(2) Some of the values in these graphs are based on estimates and assumptions and consequently may change
(3) Excludes Non Cash Losses on FFAs
(4) Excludes Non Cash Gains on FFAs
(5) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
3 Ships
3.1 Ships
4 Ships
4 Ships
3 Ships
Nov-08
Dec-08
Jan-09
Feb-09
» Strong Gross Profit Contribution projections are based on
successful FFA coverage and recent recovery of Capesize
spot market
Average Daily Time Charter Revenues
(1) - (5)
40,082
50,822
67,514
30,469
24,318
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
2006
2007
2008Est.
2009Est.
2010Est.
Capesize Fleet Gross Profit Contribution
(1) - (5)
31.8
58.3
79.8
24.3
16.6
0
10
20
30
40
50
60
70
80
90
2006
2007
2008Est.
2009Est.
2010Est.
Last 3-month Baltic 4TC Capesize Routes
Average
9,740
15,235
4,193
34,101
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000

River Business		
Barge Enlargement & Re-bottoming	**8.0**	**8.0**
Total River Business	**60.4**	**44.8**
Offshore Supply Business

No Need of Further Debt
2009-2010 Total CAPEX = US$ 192.9 Million
» Estimated Cash & Cash Equivalents as of December 31, 2008 of US$ 107.4 million
» Accumulated cash and cash generation in 2009 - 2010 easily covers cash requirements of 2009 - 2010 investment program
» Ability to cut CAPEX if circumstances so require; US$22.0 million in 2009 and US$ 36.8 million in 2010 from River Business investments
» Substantial additional leverage capacity -> Brazilian (UP Rubi) and Chinese PSV newbuildings (market value of approximately US$ 110.0 million) not mortgaged to any financing
Not definitely committed
This table is provided as a general guide of expected Capital
Expenditure under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the
Company may have of any particular part of our business at a given point in time.
(All figures in US$ Million)
2009
2010
 Shipyard Construction
8.0
-
 Re-engining & Re-powering Project
30.4
8.0
 Barge Building
14.0
28.8
 1 PSV Construction in Brazil
3.1
-
 4 PSVs Construction in India
30.3
21.7
 2 PSVs Construction in China
26.3
5.3
Total Offshore Supply Business
59.7
26.9
Ocean Business
 Inert Gas System for Product Carriers
1.2
-
Total Ocean Business
1.2
-
Ultrapetrol Total Capital Expenditures
121.2
71.7

Summary
» River Business:
• 2008 EBITDA approximately 20% below 2007 on account of financial freeze of soybean exports and no shipments of iron ore in 4Q 08
• Outlook 2009
 • Crop reduced due to drought (larger seeded area indicates healthy long term volume)
 • Some carry over from 2008 soybeans
 • Iron ore reduced growth, smaller volumes in 1H 09
 • Costs / efficiency gains should start showing in 2H 09
» Offshore Supply Business:
• 2008 EBITDA in line with (2% below) 2007 EBITDA - relatively strong undertone
• Renewal of contracts of vessels coming open during 2009 -> Next newbuilding (UP Rubi) contracted for 4 years at US$
34,000 / day
• Activity in Brazil positioned for growth
» Ocean Business:
• As predicted, annual EBITDA (adjusted for US$ 11.7 million non cash gain on FFAs) grew substantially to approximately
US$ 76 million
• Outlook 2009 -> 73% of Capesize fleet covered through FFAs & substantially covered tanker fleet with long term contracts
» Passenger Business:
• We have discontinued operations on our Passenger Business -> Expected to include a write-off in 2008 results that will represent a one time charge of approximately US$ 9.5 million in addition to those operating losses reported as of September
30, 2008

Thank You
Q&A